EXHIBIT 17.1

RESIGNATION

Board of Directors

LightCollar, Inc.

P.O. Box 973 #264,

3rd Ave. West

Saskatchewan, S0K 4L0

Canada

Dear Sirs:

Effective immediately, I hereby resign as Sole Officer and Director of LightCollar, Inc., a Nevada Corporation (the “Corporation”).

My Resignation is not due to any disagreement with the Corporation on any matter relating to the Corporation’s operations, policies, practices, or otherwise.

I confirm that I have no claim against the Corporation whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.

Dated: June 16, 2014

/s/ Colin Mills

Colin Mills